77 M Attachment

By unanimous written consent dated March 2, 2001, the Boards of Flag Investors Series Funds, Inc. and Deutsche Investors Funds, Inc. (the "Registrant") approved reorganizing the Growth Opportunity Fund, formally a series of Flag Investors Series Funds, Inc. into a series of the Registrant. On March 5, 2001, the sole shareholder approved the reorganization. At a Board Meeting held on March 26-27, 2001, the Boards of Flag Investors Series Funds, Inc. and Deutsche Investors Funds, Inc. approved the Agreement and Plan of Reorganization (the "Reorganization") to reorganize the Growth Opportunity Fund, formally a series of Flag Investors Series Funds, Inc., into a series of the Registrant. The predecessor fund continues to be the accounting survivor of this tax-free reorganization.